WesBanco

33rd ANNUAL INVESTMENT SEMINAR

OCTOBER 28, 2004

FORWARD LOOKING DISCLOSURE

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, as well as the Form 10-Q for the prior quarter ended June 30, 2004, which are available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory or tax actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, the ability of the company to comply with the requirements of Section 404 of the Sarbanes-Oxley act of 2002 in a timely manner and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

CORPORATE PROFILE*

NASDAQ: WSBC

- Based in Wheeling, WV
- $3.9 billion in assets
- $2.6 Billion in Trust Assets
- 80 offices, 122 ATM's
- 1,229 employees

*Data as of 9/30/2004

WESBANCO'S EXPANSION


OHIO
UNITED STATES
WEST VIRGINIA
Portland
Celina
Wapakoneta
Millersburg
Pittsburgh
Plum
Bellefontaine
Mount Vernon
New Philadelphia
Weirton
Mount Lebanon
Sidney
Cadiz
Winchester
Piqua
Urbana
Coshocton
Yorkville
Troy
Newark
Cambridge
Springfield
Zanesville
Huber Heights
Richmond
Waynesburg
Woodsfield
Dayton
Xenia
New Lexington
Caldwell
Lancaster
New Martinsville
McConnelsville
Middletown
Logan
Fairmont
Middlebourne
Wilmington
Chillicothe
Athens
West Union
Fairfield
McArthur
Parkersburg
Hillsboro
Waverly
Wellston
Harrisville
New Milton
Philippi
Elizabeth
Pomeroy
Jackson
Evergreen
Grantsville
Glenville
Weston
Georgetown
Point Pleasant
Elkins
Spencer
West Union
Portsmouth
Gallipolis
Sutton
Maysville
Vanceburg
Ironton
Clay
Glade View
Webster Springs
Cynthiana
Flemingsburg
Ashland
Huntington
Summersville
Grayson
Ohio
71
270
13
62
36
250
33
4
42
37
22
2
127
62
50
50
68
124
23
79
51
40
119
33
19
75
71
52
10
7
35
119
250
27
9
64
64
25
127
219

DIVIDENDS PER SHARE

- 19 consecutive years of dividend increases
- Dividend yield 3.4% at 9/30/04



$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
1999
2000
2001
2002
2003
2004
Annualized

RETURN TO SHAREHOLDERS


In thousands
$227.2 Million in dividends and stock repurchases returned to shareholders from 1999 to present
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$37,011
$17,752
$28,367
$17,167
$14,975
$16,737
$19,957
$18,890
$17,856
$19,278
$4,157
$15,040
1999
2000
2001
2002
2003
YTD 9/30/2004
Dividends
Stock Repurchases

STOCK PRICE


$30
$25
$20
$15
$10
$5
$0
$21.13
$23.39
$27.66
$29.08
Total Annualized Return 16.62% *
12/31/2001
12/31/2002
12/31/2003
9/30/2004

* Assumes reinvestment of dividends

STOCK PERFORMANCE*


WSBC + 410%
S&P + 344%
450%
350%
250%
150%
50%
-50%
'77
'83
'89
'95
'01
9/30/04
WesBanco
S & P 500

* Total return assumes no reinvestment of dividends

SEPTEMBER 30, 2004 RESULTS

(dollars in thousands, except per share)	YTD 9/30/2004	YTD 9/30/2003	% CHG
Net income	$ 29,150	$ 26,420	10.3%
EPS - diluted	$ 1.47	$ 1.31	12.2%
Return on assets	1.12%	1.06%	5.7%
Return on equity	11.97%	11.07%	8.1%

EARNINGS PER SHARE


$1.37
$1.41
$1.60
$1.70
$1.80
$1.31
$1.47
CAGR 8.0% from 1999 to 2004*
12.2% YOY GROWTH
1999
2000
2001
2002
2003
YTD 9/30/03
YTD 9/30/04

*Based on annualization

QUESTIONS ?